Exhibit 99.2

THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the “Meeting”) of
The Descartes Systems Group Inc. (the “Corporation”)
Held on June 13, 2024 by way of online webcast

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 75,081,077 which represented 87.93% of the 85,390,142 common shares of the Corporation that were outstanding on April 26, 2024.

1.	Election of Directors

By ballot, the following eight individuals were elected to serve as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:
Deepak Chopra
Deborah Close
Eric Demirian
Sandra Hanington
Kelley Irwin
Dennis Maple
Chris Muntwyler
Jane O’Hagan
Edward Ryan
John Walker

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	73,676,165	99.20%	596,867	0.80%
Deborah Close	73,226,518	98.59%	1,046,514	1.41%
Eric Demirian	71,128,917	95.77%	3,144,114	4.23%
Sandra Hanington	73,394,717	98.82%	878,315	1.18%
Kelley Irwin	73,970,478	99.59%	302,553	0.41%
Dennis Maple	73,878,334	99.47%	394,698	0.53%
Chris Muntwyler	73,393,030	98.82%	880,002	1.18%
Jane O’Hagan	72,818,746	98.04%	1,454,286	1.96%
Edward Ryan	73,683,795	99.21%	589,237	0.79%
John Walker	72,402,933	97.48%	1,870,099	2.52%

2.	Appointment of Auditors

By ballot, KPMG LLP, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

The report on ballot provided by the scrutineers at the Meeting in respect of the shared voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
74,936,601	99.81%	144,458	0.19%

3.	Amendments to Performance and Restricted Share Unit (PRSU) Plan

By ballot, the proposed amendments to the Corporation’s PRSU Plan were approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
73,267,379	98.65%	1,005,652	1.35%

4.	Say-On-Pay

By ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
72,489,754	97.60%	1,783,278	2.40%

DATED at Toronto, Ontario this 13th day of June 2024.

THE DESCARTES SYSTEMS GROUP INC.

By: /s/ Peter Nguyen
Name: Peter Nguyen
Title: General Counsel and Corporate Secretary